MAIL STOP 0511

							November 23, 2004

Angeliki Frangou
Chairman of the Board, Chief Executive Officer and President
International Shipping Enterprises, Inc.
1225 Franklin Avenue, Suite 325
Garden City, New York 11530

      Re:	International Shipping Enterprises, Inc.
		Registration Statement on Form S-1
		File No. 333-119719
      Amended November 9, 2004

Dear Ms. Frangou:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the "marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

2. It is noted that a number of exhibits are to be filed by amendment. Please be advised that upon receipt of such information the staff will require time to review such documents and we may have additional comments. It is requested that such documents be filed as soon as possible.

3. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

Use of Proceeds, pages 18-19

4. We note that you have agreed to pay unaffiliated third parties up to an aggregate of $5,500 per month for general and administrative services including office space, utilities and secretarial support.
Please revise to include the principal terms of the lease of any such properties i.e. name this third party. Please see Item 102
Regulation
S-B.

5. It is noted that the business plan is to search for a target from
12 to 18 months. It is unclear why the lease arrangement for office space is from September 15, 2004 to December 15, 2004. Please advise.

6. It would appear that the amount to be paid for the lease and services etc would be substantially less than $5,500 per month. However the staff is unable to locate the representation that we have agreed to pay up to an aggregate of $5,500 per month for the lease and services. Please advise.

Legal Proceedings

7. Please disclose whether there are any pending or contemplated legal proceedings against you or your officers and directors in their capacity as such.

Management, page 37

8. We note that none of your officers or directors has been a principal of a public company or blank check company that executed a business plan similar to yours. However, please disclose in this section if true that the officers and directors are not currently affiliated or have been affiliated with any blank check/shell companies. If applicable, please list these companies.

Other Expenses of Issuance and Distribution, II-2

9. Because your miscellaneous expenses account for at least 10% of the offering expenses, please list these miscellaneous expenses with more specificity.

10. Accounting Comments - None

Closing Statements

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Solomon Cromwell at (202) 942-2876 or Tia
Jenkins at (202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact
Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:	Scott M. Miller, Esq.
	Fax: (212) 809-5449